UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1 )1

MRV Communications, Inc.
(Name of Issuer)
Common Stock, par value $0.0017
(Title of Class of Securities)
553477100
(CUSIP Number)
ANDREWS KURTH LLP
450 Lexington Avenue, 15th Floor
New York, New York 10017
Attn: David Hoyt
(212) 850-2872
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 26, 2011
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	553477100

1	NAME OF REPORTING PERSONS KAREN SINGER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

	7	SOLE VOTING POWER

NUMBER OF		6,799,561

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,799,561

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,799,561

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%

14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSONS Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES OF AMERICA

	7	SOLE VOTING POWER

NUMBER OF		3,101,964

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,268,779

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,101,964

WITH	10	SHARED DISPOSITIVE POWER

		2,268,779

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,370,743

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.4%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D/A1
     This constitutes Amendment No. 1 (the “Amendment No. 1”) to the statement on Schedule 13D filed on behalf of Karen Singer (“Singer”), as trustee of Singer Children’s Management Trust (the “Trust”), and Lloyd I. Miller, III (“Miller”), dated and filed September 8, 2011 (the “Statement”), relating to the shares (“Shares”) of common stock (the “Common Stock”) of MRV Communications, Inc. (the “Company” or “Issuer”). The Company’s principal executive offices are located at 20415 Nordhoff Street, Chatsworth, CA 91311. Each of Singer and Miller is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
     Singer may be deemed to beneficially own 6,799,561 shares through the Trust, as follows:
     Singer is the trustee of the Trust, which was created pursuant to the Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the Shares held by the Trust were purchased by funds generated and held by the Trust. The aggregate amount of funds used for the purchase of the Shares was approximately $8,925,845.06.
     Miller may be deemed to beneficially own 5,370,743 Shares through the following various entities:
     Miller is the manager of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”) and Trust C (“Trust C” and, together with Trust A-4, the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts (the “Trust A Trusts”), one of which is Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 23, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the Shares purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares purchased by Trust A-4 was $3,219,323.44. All of the Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Shares purchased by Trust C was $330,000.00.
     Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was $144,900.00.
     Miller is the settlor of an individual retirement trust account (the “IRA”). All of the Shares held by the IRA were purchased with personal funds generated and contributed to the IRA by Miller. The purchase price for the Shares held by the IRA was $1,339.00.

     Miller is the trustee for a certain generation skipping trust, Catherine Miller GST (the “Catherine GST”). All of the Shares Miller is deemed to beneficially own as the trustee for Catherine GST were purchased with funds generated and held by the Catherine GST. The aggregate purchase price for the Shares Miller is deemed to beneficially own as trustee of the Catherine GST was $50.980.00.
     Miller is the grantor and co-trustee with Kimberly Miller of a trust in favor of Alexandra Miller and Lloyd I. Miller, IV (the “KSMTR”). As investment counsel, Miller may exercise sole rights to vote and dispose of Shares. The purchase price for the Shares held by the KSMTR was $29,709.81.
     Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act (“UGMA”). One such account (the “Alex UGMA”) is for the benefit of Alexandra Miller. All of the Shares Miller is deemed to beneficially own as the custodian to the Alex UGMA were purchased with money generated and held by the Alex UGMA. The aggregate purchase price for the Shares purchased by the Alex UGMA was $63,896.85. Another such account (the “Lloyd IV UGMA”) is for the benefit of Lloyd I. Miller, IV. All of the Shares Miller is deemed to beneficially own as the custodian to the Lloyd IV UGMA were purchased with money generated and held by the Lloyd IV UGMA. The aggregate purchase price for the Shares purchased by the Lloyd IV UGMA was $100,098.54.
     Miller is the co-trustee of a trust (“Crider GST”). All of the Shares Miller is deemed to beneficially own as the trustee for Crider GST were purchased with funds generated and held by the Crider GST. The aggregate purchase price for the Shares Miller is deemed to beneficially own as trustee of Crider GST was $100,979.67.
     Miller is the co-member and co-manager of Milfam NG LLC (“Milfam NG”). All of the Shares Miller is deemed to beneficially own as the co-manager for Milfam NG were purchased with funds generated and held by Milfam NG. The aggregate purchase price for the Shares Miller is deemed to beneficially own as co-manager of Milfam NG was $2,795,774.61.
Item 4. Purpose of Transaction.
Item 4 of the Statement is hereby amended by adding the following at the end thereof:
     The Reporting Persons are pleased that the Issuer finally agreed to (i) return capital to the Issuer’s shareholders via a special dividend payable November 10, 2011 and (ii) provide the Issuer’s shareholders with representation on the Board of Directors via the appointment, on October 20, 2011, of Kenneth Traub and Robert Pons to fill the vacancies created by the departures of Ken Shubin Stein and Dilip Sing. The Reporting Persons believe, however, that the Issuer should return additional capital to the Issuer’s shareholders and provide the Issuer’s shareholders with more input with respect to the Issuer’s operations. The Reporting Persons intend to monitor the situation and developments at the Issuer closely and may engage in further discussions with management and the Board of Directors concerning the business, operations, composition of the Board of Directors and future plans of the Issuer, including the matters discussed in their prior communications with the Issuer.
     No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and engage in discussions with management and the Board concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Singer, as trustee of the Trust, may be deemed to beneficially own 6,799,561 Shares of the Issuer, comprising approximately 4.3% of the outstanding Shares of the Issuer, based on 157,471,931 Shares outstanding as reported in the Issuer’s Form 10-Q filed on August 9, 2011.
     Miller may be deemed to beneficially own 5,370,743 Shares, comprising approximately 3.4% of the outstanding Shares of the Issuer, based on 157,471,931 Shares outstanding as reported in the Issuer’s Form 10-Q filed on August 9, 2011. As of the date hereof, 2,543,940 of the Shares beneficially owned by Miller are owned of record by Trust A-4, 250,000 of the Shares beneficially owned by Miller are owned of record by Trust C, 43,200 of the Shares beneficially owned by Miller are owned of record by the Catherine GST, 76,669 of the Shares beneficially owned by Miller are owned of record by the Crider GST, 47,331 of the Shares beneficially owned by Miller are owned of record by the Alex UGMA, 76,000 of the Shares beneficially owned by Miller are owned of record by the Lloyd IV UGMA, 25,393 of the Shares beneficially owned by Miller are owned of record by the KSMTR, 2,192,110 of the Shares beneficially owned by Miller are owned of record by Milfam NG, 115,000 of the Shares beneficially owned by Miller are owned of record by Milfam II, and 1,100 of the Shares are owned by the IRA.
     Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.
     (b) Singer has sole dispositive and voting power over the Shares owned by the Trust as reported on this Schedule 13D.
     Miller has sole voting and dispositive power for the Shares owned by Trust A-4, Trust C, the Alex UGMA, the Lloyd IV UGMA, the KSMTR, the Catherine GST, the IRA and Milfam II. Miller has shared voting and dispositive power for the Shares owned by Milfam NG and Crider GST.
     (c) The following table details the transactions effected by the Reporting Persons since the filing of the Statement:
     Singer Children’s Management Trust

Date of Transaction	Number of Shares Purchased	Price Per Share
September 22, 2011	150,000	$1.25
September 22, 2011	25,000	$1.26
September 23, 2011	141,669	$1.2071
October 21, 2011	113,300	$1.1572

Date of Transaction	Number of Shares Purchased	Price Per Share
October 26, 2011	250,000	$1.27
October 26, 2011	250,000	$1.32
October 27, 2011	889,870	$1.2572
October 27, 2011	50,000	$1.27
     Lloyd I. Miller, III — Milfam NG LLC

Date of Transaction	Number of Shares Purchased	Price Per Share
September 22, 2011	281,417	$1.2758
September 23, 2011	167,492	$1.2075
     Lloyd I. Miller, III — Trust A-4

Date of Transaction	Number of Shares Purchased	Price Per Share
October 26, 2011	250,000	$1.27
October 27, 2011	889,865	$1.2572
     Lloyd I. Miller, III — Trust C

Date of Transaction	Number of Shares Purchased	Price Per Share
October 26, 2011	250,000	$1.32
     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Not applicable.
Item 7. Materials to be Filed as Exhibits.
     Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 31, 2011

KAREN SINGER
By:	/s/ Karen Singer

Lloyd I. Miller, III
By:	/s/ Lloyd I. Miller, III